*** DRAFT / FOR DISCUSSION PURPOSES ONLY ***

Gabriella R. Saenz Assistant General Counsel and Assistant Secretary 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 (414) 665-8704 office gabriellasaenz@northwesternmutual.com

VIA EDGAR and Electronic Mail

April 22, 2024

Mr. Michael Rosenberg

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NML Variable Annuity Account A (“Registrant”)
Flexible Payment Variable Annuity File Nos. 333-72913; 811-21887
EDGAR CIK 0000790162

Post-Effective Amendment to Registration Statements on Form N-4

Dear Mr. Rosenberg:

I am submitting this letter on behalf of The Northwestern Mutual Life Insurance Company (the “Company”) and its above-named Registrant, to transmit to you its response to the Commission Staff’s comments on Post-Effective Amendment No. 38 for the Registrant, which was filed pursuant to Rule 485(a)(1) on February 15, 2024, as discussed principally on March 25, 2024. In addition, Registrant will make certain other changes to disclosure in the Registration Statement to include any missing information as well as to make routine and other clarifying changes as appropriate.

Unless otherwise obvious from the context, all applicable responses in this supplemental letter that will accompany the marked Amendment filing are marked to show proposed changes in response to your comments. In this letter, changes are generally shown with italics for revisions/additions and strikethroughs for revisions/deletions.

The following is a summary of the Commission Staff’s comments and our proposed responses.

*** DRAFT / FOR DISCUSSION PURPOSES ONLY ***

FORM OF INITIAL SUMMARY PROSPECTUS

Comment

1.	In the “Additional Information About Fees” section, please exclude prior contracts from the Fees & Expenses tables.

Response:

In response to the Commission Staff’s comment, Registrant has deleted the reference to prior contracts from the Fees & Expenses tables.

FORM COVER PAGE/FACING SHEET

Comment

2.	Please list the Contract Classes on the Cover Page/Facing Sheet of the Prospectus and Statement of Additional Information.

Response

In response to the Commission Staff’s comment, Registrant has added the following language to the Cover Page/Facing Sheet of the Prospectus and Statement of Additional Information:

This prospectus describes two classes of the Select Variable Annuity Contract: a front-load version (in which a sales charge is assessed when Purchase Payments are made) and a back-load version (in which a sales charge is assessed if and when amounts are withdrawn).

This prospectus also describes multiple Contract versions as listed below. All material features of each prior Contract version are described in Appendix B.

JJ/KK Series Contracts Issued Prior to December 17, 1981

LL/MM Series Contracts Issued On or After December 17, 1981 and Prior to March 31, 1995

QQ Series Contracts Issued On or After March 31 1995 and Prior to March 31, 2000

RR Series Contracts Issued On or After March 31, 2000

Comment

3.

Beginning with reports transmitted to investors on or after July 4, 2024, Rule 30e-3 is no longer available for the underlying portfolio’s shareholder reports. Accordingly, please remove the Rule 30e-3 disclosure on the Cover Page.

Response:

*** DRAFT / FOR DISCUSSION PURPOSES ONLY ***

In response to the Commission Staff’s comment, Registrant has removed the Rule 30e-3 disclosure language from the Cover Page.

KEY INFORMATION

Comment

4.	Please incorporate the 8% withdrawal charge applicable to prior back-load contracts in the “Charges for Early Withdrawal” section of the Key Information Table.

Response:

In response to the Commission Staff’s comment, Registrant has added the following language to the “Charges for Early Withdrawal” section:

For prior back-load Contracts, cumulative Purchase Payments are subject to a withdrawal charge of up to 8% (see Appendix B – Prior Contracts). Any applicable withdrawal (or surrender) charge, market value adjustment, federal/state tax withholding, and/or Express Mail Delivery fee will be assessed against and deducted from the amount withdrawn.

For example, if you surrender your back-load Contract before your first Contract anniversary and your total initial investment was $100,000, you will pay a surrender charge of up to $8,000.

Comment

5.	In the “Transaction Charges” section of the Key Information Table, please remove the sales load disclosure.

Response:

In response to the Commission Staff’s comments, Registrant has removed the disclosure of the maximum sales load on a front-load Contract.

Comment

6.

Please confirm that the “Ongoing Fees & Expenses” section of the Key Information Table, as found in the Statutory Prospectus and Updating Summary Prospectus, reflects expenses attributable to prior Contracts.

Response:

In response to the Commission Staff’s comments, Registrant confirms that the “Ongoing Fees & Expenses” section accounts for expenses attributable to prior Contracts.

Comment

*** DRAFT / FOR DISCUSSION PURPOSES ONLY ***

7.

In the “Ongoing Fees & Expenses” section, please add that the annual “Base Contract” fee varies not only depending on whether the Contract is front-load or back-load but also depending on Contract Class.

Response:

In response to the Commission Staff’s comments, Registrant has revised the applicable disclosure language as follows:

Annual Fee	Minimum	Maximum
Base Contract (varies depending on Contract version and whether Contract class is front-load or back-load)%[1]		%[1]
Investment Options (Portfolio company fees and expenses)%[2]		%[2]
Optional Benefits Available for an Additional Charge (for single optional benefit if elected)%[3]		%[3]
[1] As a percentage of Separate Account assets. [2] As a percentage of Portfolio assets. [3] As a percentage of entire benefit.

FEES AND EXPENSES TABLES

Comment

8.

Please confirm that the “Annual Portfolio Operating Expense” examples incorporate amounts attributable to prior contracts for both “Back-load Contract with Enhanced Death Benefit” and “Front-load Contract With the Enhanced Death Benefit” tables.

Response:

In response to the Commission Staff’s comments, Registrant confirms that the “Annual Portfolio Operating Expense” examples incorporate amounts attributable to prior contracts.

APPENDIX B – PRIOR CONTRACTS

Comment

9.	Please move ‘Expense Examples for Prior Contracts” from the end of Appendix B – Prior Contracts to be shown with the examples shown in the “Annual Portfolio Operating Expenses” section.

Response:

*** DRAFT / FOR DISCUSSION PURPOSES ONLY ***

In response to the Commission Staff’s comments, Registrant has moved the “Expense Examples for Prior Contracts” from the Appendix to the “Annual Portfolio Operating Expenses” section.

* * *

We believe that the Amendment is complete and responds to all Commission Staff comments and greatly appreciate the Commission Staff’s efforts in assisting Registrant with this filing. Please call the undersigned with any questions or comments about this filing or if I can do anything to assist you in completing your review.

Very truly yours, /s/ Gabriella R. Saenz Gabriella R. Saenz Assistant General Counsel and Assistant Secretary